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                               January 25, 2021

       Frederico Figueira de Chaves
       Chief Financial Officer and Director
       Fusion Fuel Green PLC
       10 Earlsfort Terrace
       Dublin 2, D02 T380, Ireland

                                                        Re: Fusion Fuel Green
PLC
                                                            Registration
Statement on Form F-1
                                                            Filed January 8,
2021
                                                            File No. 333-251990

       Dear Mr. Figueira de Chaves:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-1 filed January 8, 2021

       Incorporation of Documents by Reference, page 102

   1. It appears that you have incorporated by reference certain prior filings and all subsequent filings made under
Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the initial filing date of the
registration statement. Please provide your analysis that you are eligible to incorporate by
reference under General Instruction V.I of Form F-1, or revise your filing accordingly.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Refer to Rules 460 and
461 regarding requests for acceleration. Please allow adequate
 Frederico Figueira de Chaves
Fusion Fuel Green PLC
January 25, 2021
Page 2

time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Kevin Dougherty at (202) 551-3271 or Loan Lauren Nguyen, Legal
Branch Chief, at (202) 551-3271 with any other questions.



                                                             Sincerely,
FirstName LastNameFrederico Figueira de Chaves
                                                             Division of
Corporation Finance
Comapany NameFusion Fuel Green PLC
                                                             Office of Energy &
Transportation
January 25, 2021 Page 2
cc:       Melissa Curvino
FirstName LastName